Morrison Cohen LLP

909 Third Avenue

New York, NY 10022

July 25, 2023

VIA EDGAR AND FEDERAL EXPRESS

Securities and Exchange Commission

Division of Corporation Finance

Office of Energy & Transportation

Washington, D.C. 20549

Attention:	Lily Dang, Staff Accountant Jenifer Gallagher, Staff Accountant Karl Hiller, Branch Chief

Re:	AltEnergy Acquisition Corp.

Form 10-K/A for the Fiscal Year ended December 31, 2022

Filed May 23, 2023

File No. 001-40984

Ladies and Gentlemen:

This letter is submitted on behalf of AltEnergy Acquisition Corp (the “Company”) in response to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission with respect to the Company’s Form 10K/A for the Fiscal Year ended December 31, 2022, filed on May 23, 2023 (the “10K/A”), as set forth in your letter dated July 6, 2023 addressed to Jonathan Darnell, Chief Financial Officer of the Company (the “Comment Letter”). The Company is concurrently filing its Amendment No. 2 to Form 10K for the Fiscal Year ended December 31, 2022 (the “Amendment”), which includes changes that reflect responses to the Staff’s comments.

For reference purposes, the text of the Staff’s comment has been reproduced herein with a response to the numbered comment. For your convenience, we have italicized and bolded the reproduced Staff comments from the Comment Letter.

The responses provided herein are based upon information provided to Morrison Cohen LLP by the Company.

Form 10K/A for the Fiscal Year ended December 31, 2022

Controls and Procedures Summary

Management’s Report on Internal Controls Over Financial Reporting, page F-23

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We note that your filing does not include management’s report on internal control over financial reporting, which is required by Item 308 of Regulation S-K, and that the certifications at Exhibits 31.1 and 31.2 do not include the language prescribed by Item 601(b)(31) of Regulation S-K for the introductory portion of paragraph 4 and sub-paragraph 4(b), regarding internal control over financial reporting.

You appear to acknowledge your obligation to evaluate and report on your system of internal controls on page 36. Please amend your filing to include management’s report on internal control over financial reporting along with certifications that encompass your responsibilities concerning internal control over financial reporting.

Securities and Exchange Commission

Division of Corporation Finance

Office of Energy & Transportation

July 25, 2023

Please also include an explanatory note at the forepart of the document to explain the reason for the amendment that you filed on May 23, 2023, and the reasons for the amendment that you will need to file to address the concerns outlined above.

RESPONSE:

The Company acknowledges the Staff’s comment and, accordingly, advises the Staff that the Amendment includes (i) an explanatory note at the forepart of the document explaining the reasons for filing the 10K/A, (ii) a revised Item 9A to include management’s report on internal control over financial reporting, and (iii) new certifications filed as Exhibits 31.1 and 31.2 to the Amendment that include the language prescribed by Item 601(b)(31) of Regulation S-K for the introductory portion of paragraph 4 and sub-paragraph 4(b).

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If you have any questions regarding the Amendment or the responses contained in this letter, please do not hesitate to contact the undersigned at (212) 735-8764.

Sincerely,

/s/ Jack Levy

Jack Levy

cc:	Russell Stidolph

AltEnergy Acquisition Corp.

Jonathan Darnell

AltEnergy Acquisition Corp.

Anthony M. Saur

Morrison Cohen LLP

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